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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Canada’s AirSprint Signs Order for up to 12 Embraer Business Jets

Calgary, Canada, July 6, 2016 – Embraer Executive Jets announced today that AirSprint, Inc., a privately held fractional aircraft ownership company based in Calgary, Alberta, signed a purchase agreement for up to 12 Legacy 450, which consists of two firm orders with expected delivery in Q4 2016 and 10 purchase options with initial delivery dates starting in Q1 2017. This agreement has an estimated value of USD 198 million at the current list price, if all options are exercised.

The announcement was made at the opening of the Canadian Business Aviation Convention and Exhibition (CBAA). The firm orders of this purchase agreement have been included in the Company’s second quarter backlog. Deliveries of the Legacy 450 to AirSprint will begin as soon as the aircraft is awarded type certification by Transport Canada Civil Aviation (TCCA), which is expected to occur in the fourth quarter.

“This order to renew Canada’s largest fractional aircraft fleet with the Legacy 450 is a remarkable beginning to our relationship with AirSprint, and an important milestone of our growth in the Canadian market,” said Marco Tulio Pellegrini, President & CEO, Embraer Executive Jets. “AirSprint customers will be the first in the country to benefit from the true innovations that the Legacy 450 brings in terms of comfort, performance, efficiency, and availability.”

“The Legacy 450 is an exciting and important addition as we grow and evolve our fleet of aircraft,” said James Elian, President and COO of AirSprint. “AirSprint is proud to play a role in the personal and professional lives of successful Canadians. Our Fractional Owners trust us daily to take them, their colleagues, and their loved ones to places of work and leisure. With the addition this Fall of the Legacy 450, we will be able to enhance their experience by providing faster, non-stop access to further away destinations, all with a level of comfort and luxury not previously available. We are thrilled to offer this new level of service to our Owners.”

AirSprint and Embraer Executive Jets are both in attendance of CBAA, which opened today and concludes tomorrow, with the Phenom 300 on static display at Calgary International Airport, alongside the Legacy 500, which is the Legacy 450’s larger sibling.

North America

Europe, Middle East and Africa

China

Asia Pacific

PRESS OFFICES

Headquarters (Brazil)
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About the Legacy 450

The Legacy 450, which entered service in late 2015, is the first mid-light business jet with a six-foot standup cabin, digital flight controls, based on full fly-by-wire technology, featuring side-stick controls. The state-of-the-art Rockwell Collins Pro Line Fusion avionics suite on four 15.1-inch high-resolution LCD displays allows graphical flight planning and offers pilots the advantages of paperless operations. The optional E2VS (Embraer Enhanced Vision System), which includes a Head-Up Display, provides a technological advantage typically only seen in much larger aircraft.

About AirSprint

AirSprint is a privately held company based in Calgary, AB and maintains the largest fractional fleet of private aircraft in Canada including the Cessna Citation XL/XLS/CJ2+/CJ3+ and shortly the Embraer Legacy 450. The company serves Fractional Owners coast-to-coast including in Vancouver, Calgary, Edmonton, Winnipeg, Toronto, Ottawa, Montreal and the Maritimes.

AirSprint provides successful Canadians with a better choice for optimizing their time by enhancing the private jet ownership experience with industry leading safety standards, exceptional turnkey service, and increased flexibility, all at a fraction of the cost, and personalized for their individual travel needs. For more information, please visit www.airsprint.com.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100E and the Phenom 300 light jet, the Legacy 500 midsize and Legacy 450 mid-light, the super midsize Legacy 600 and large Legacy 650, and the ultra-large Lineage 1000E. With more than ten years in the market, Embraer Executive Jets’ global fleet exceeds 1,000 aircraft, which are in operation in more than 60 countries and are supported by the Company’s global Customer Support and Services network of 75 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, please visit www.embraerexecutivejets.com.

Follow us on Twitter: @Embraer

North America

Europe, Middle East and Africa

China

Asia Pacific

PRESS OFFICES

Headquarters (Brazil)
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

North America

Europe, Middle East and Africa

China

Asia Pacific

PRESS OFFICES

Headquarters (Brazil)
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer